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                                                     Filed Pursuant to 424(b)(3)
                                                     Registration No.: 333-51333

                                   STICKER TO
                                 PROSPECTUS OF
                                   ATMI, INC.
                                      and
                             NOW TECHNOLOGIES, INC.
                                PROXY STATEMENT

                   The date of this Sticker is July 27, 1998.


          This Sticker serves to report recent developments since the date of the Proxy Statement/Prospectus dated July 13, 1998 related to the Merger agreement ("the "Merger Agreement") dated as of February 19, 1998 by and among NOW Technologies, Inc.("NOW"), ATMI, Inc., a Delaware corporation ("ATMI"), and Glide Acquisition, Inc., a newly-formed, wholly-owned, Delaware subsidiary of ATMI ("Merger Subsidiary"), pursuant to which Merger Subsidiary will merge with and into NOW and NOW will become a wholly-owned subsidiary of ATMI (the "Merger").

          On July 22, 1998, NOW's investment bankers, BT Alex. Brown, received a letter from a third party (the "Competing Bidder") advising BT Alex. Brown that the Competing Bidder was prepared to pay $36 million in cash for all of the outstanding capital stock and stock options of NOW (the "Competing Offer"). The offer is contingent upon (i) acceptance of the Competing Offer by NOW and its principal shareholders by August 5, 1998, (ii) execution of a definitive agreement by September 2, 1998 and (iii) satisfaction of the regulatory requirements of certain national and international governmental agencies. As stated in the Proxy Statement/Prospectus dated July 13, 1998, a copy of which has been mailed to each of NOW's shareholders, the Competing Bidder made a cash offer of $42 million to purchase NOW earlier this year. Before negotiations with the Competing Bidder were commenced, ATMI increased its offer to $44 million payable in ATMI Common Stock based on its then value. When the Competing Bidder refused to increase its offer, the NOW Board of Directors determined to accept the revised ATMI offer.

          Since the Merger Agreement with ATMI was signed, Asia's economy has deteriorated significantly. This and other events have had a material adverse effect on the semiconductor industry, and companies such as ATMI and NOW, which rely on the strength of the semiconductor industry, have been negatively affected. The Closing Price of ATMI's Common Stock on Friday, July 26, 1998 was $16 1/4. Assuming that $16 1/4 is the price of ATMI stock at the closing of the Merger, NOW shareholders would receive 1,593,952 shares of ATMI common stock and options to purchase 255,000 shares of NOW Common Stock would become options to purchase approximately 221,000 shares of ATMI Common Stock, together having an aggregate value of approximately $29.5 million.
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          After carefully considering the Competing Offer, the Board of
Directors of NOW has determined that it continues to be in the best interests of NOW and its shareholders to close the Merger with ATMI for the following reasons: (i) completing a transaction with the Competing Bidder would not be assured, since closing would be subject to entering into a purchase agreement with Competing Bidder by September 2, 1998, about which significant differences remain as to certain terms and conditions, which would then be subject to conditions to closing, such as various Federal and international regulatory approvals, whereas the primary remaining condition to the closing of the Merger with ATMI is the approval of the Merger by the NOW shareholders; (ii) the $36 million purchase price offered by the Competing Bidder under the terms of the Competing Offer would be offset by legal, accounting and miscellaneous expenses incurred by NOW to date in connection with the ATMI transaction, estimated to be $400,000, additional legal, accounting and miscellaneous expenses incurred in closing any agreement with the Competing Bidder, which could exceed $150,000, fees which would be payable to BT Alex. Brown on any transaction with the Competing Bidder estimated to be $800,000, and a termination fee of $2,200,000 payable to ATMI; (iii) the Competing Bidder has not structured its proposed transaction as a tax-free reorganization; (iv) the semiconductor industry has historically been cyclical in nature and the Board of Directors of NOW believes that ATMI's business and business strategy continue to be sound and that ATMI's financial results will improve with the eventual recovery of the semiconductor industry; and (v) NOW's reasons for the Merger as set forth on pages 74 and 75 of its Proxy Statement/Prospectus continue to apply.

          After carefully considering the Competing Offer and reconsidering NOW's reasons for the Merger with ATMI and the risks associated with both the Competing Offer and those related to the Merger, the NOW Board of Directors has unanimously reaffirmed its belief that the Merger Agreement is fair and reasonable and in the best interests of NOW and its shareholders. The NOW Board of Directors continues to unanimously recommend a vote FOR the adoption of the
                                                       ---
Merger Agreement.

          The Special Meeting of Shareholders of NOW has been postponed to Tuesday, August 4, 1998 at 3:00 p.m.., local time, at NOW's facilities at 10779 Hampshire Avenue South, Bloomington, Minnesota. NOW shareholders who have previously returned proxies do not need to take any action unless they intend to change the instructions given in the proxy.